FORM N-8F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Application Pursuant to Section 8(f) of the
Investment Company Act of 1940, as amended (“Act”)
and Rule 8f-1 Thereunder for Order Declaring
that a Registered Investment Company has Ceased
to be an Investment Company under the Act

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ X ]           Merger
[  ]           Liquidation
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Old Mutual Funds I (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21587

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]           Initial Application                                [ ]           Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

Old Mutual Funds I
4643 South Ulster Street, Suite 800
Denver, Colorado  80237

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kathryn L. Santoro
Vice President and General Counsel
Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 800
Denver, Colorado  80237
Telephone:  720-200-7727

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Old Mutual Asset Management
200 Clarendon Street, 53rd Floor
Boston, MA 02116
Telephone: 617-369-7300

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[  ]           Unit investment trust; or
[  ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                                [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Old Mutual Capital, Inc.
4643 South Ulster Street, Suite 800
Denver, CO  80237

Acadian Asset Management LLC
One Post Office Square, 20th Floor
Boston, MA 02109

Analytic Advisors, LLC
555 West Fifth Street, 50th Floor
Los Angeles, CA 90013

Barrow, Hanley, Mewhinney & Strauss, LLC
2200 Ross Avenue, 31st Floor
Dallas, TX 75201

Clay Finlay, Inc.
200 Park Avenue, 56th Floor
New York, NY 10166

Copper Rock Capital Partners, LLC
200 Clarendon Street, 51st Floor
Boston, MA 02116

Dwight Asset Management Company, LLC
100 Bank Street, Suite 800
Burlington, VT 05401

Heitman Real Estate Securities, LLC
191 N. Wacker Drive, Suite 2500
Chicago, IL 60606

Ibbotson Associates, Inc.
22 West Washington Street
Chicago, IL 60602

Liberty Ridge Capital, Inc.
1205 Westlakes Drive
Berwyn, PA 19312

Provident Investment Counsel, Inc.
North Lake Avenue, Penthouse Suite
Pasadena, CA 91101

Rogge Global Partners plc
Sion Hall, 56 Victoria Embankment
London, England
United Kingdom
EC4Y ODZ

Thompson, Siegel & Walmsley, LLC
6806 Paragon Place, Suite 300
Richmond, VA 23230

Thomson Horstmann & Bryant, Inc.
80 West/Plaza One, 5th Floor
Saddle Brook, NJ 07663

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

Old Mutual Investment Partners
200 Clarendon Street, 53rd Floor
Boston, MA 02116

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

The Fund is not a UIT.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]  Yes                      [X]  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                      [  ]  No

If Yes, state the date on which the board vote took place:  October 17, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]  Yes                      [  ]  No

If Yes, state the date on which the shareholder vote took place:

February 10, 2012 with respect to the following series portfolios:
•	Old Mutual Asset Allocation Balanced Portfolio
•	Old Mutual Asset Allocation Conservative Portfolio
•	Old Mutual Copper Rock Emerging Growth Fund
•	Old Mutual International Equity Fund

March 9, 2012 with respect to the following series portfolios:
•	Old Mutual Asset Allocation Growth Portfolio
•	Old Mutual Asset Allocation Moderate Growth Portfolio
•	Old Mutual Analytic Fund

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]  Yes                      [  ]  No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 16, 2012

(b)	Were the distributions made on the basis of net assets?

[X]  Yes                      [  ]  No

(c)	Were the distributions made pro rata based on share ownership?

[X]  Yes                      [  ]  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Pursuant to the Agreement and Plan of Reorganization (i) all of the assets and liabilities of each of the Fund’s series portfolios (each, an “Old Mutual Fund”) were transferred to a corresponding mutual fund on the Touchstone Investments mutual fund platform (each, an “Acquiring Fund”) in exchange for shares of the Acquiring Fund having equivalent value to the net assets transferred from the Old Mutual Fund; and (ii) shares of the same or a comparable class of the Acquiring Fund were distributed on a pro rata basis to shareholders of the corresponding Old Mutual Fund.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]  Yes                      [  ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[  ]  Yes                      [  ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not Applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                      [  ]  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]  Yes                      [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[  ]  Yes                      [X]  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[  ]  Yes                      [  ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]  Yes                      [X]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $73,954
(ii)	Accounting expenses: $8,178
(iii)	Other expenses (list and identify separately):
•	Trustee Fees: $10,553
•	Proxy Costs (printing, mailing, solicitation): $128,099
•	Fees paid to the Transfer Agent: $55,536

(iv) Total expenses (sum of lines (i)–(iii) above): $276,320

(b)	How were those expenses allocated?

Refer to response IV(22)(c).

(c)	Who paid those expenses?

All expenses listed above were borne by the Fund’s investment adviser, Old Mutual Capital.

(d)	How did the fund pay for unamortized expenses (if any)?

All Fund expenses were fully amortized prior to the final liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes                      [X]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]  Yes                      [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]  Yes                      [X]  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.

(a)	State the name of the fund surviving the Merger:

Touchstone Strategic Trust

ACQUIRED FUND	ACQUIRING FUND
Old Mutual Analytic Fund	Touchstone Dynamic Equity Fund
Old Mutual Copper Rock Emerging Growth Fund	Touchstone Emerging Growth Fund
Old Mutual International Equity Fund	Touchstone International Equity Fund
Old Mutual Asset Allocation Conservative Portfolio	Touchstone Conservative Allocation Fund
Old Mutual Asset Allocation Balanced Portfolio	Touchstone Balanced Allocation Fund
Old Mutual Asset Allocation Moderate Growth Portfolio	Touchstone Moderate Growth Allocation Fund
Old Mutual Asset Allocation Growth Portfolio	Touchstone Growth Allocation Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-03651

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Touchstone Strategic Trust
File No. 333-177597
SEC Accession No. 0001419743-11-000026
485BPOS (filed November 30, 2011)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Old Mutual Funds I, (ii) he is the President and Principal Executive Officer of Old Mutual Funds I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Julian F. Sluyters
Julian F. Sluyters